UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   **July 2, 2003**

WCI STEEL, INC.

(Exact name of registrant as specified in its charter)

Ohio	333-18019	34-1585405
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1040 Pine Ave., S.E., Warren, Ohio	44483-6528
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (330) 841-8302

Not Applicable

(Former name or former address, if changed since last report.)

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits

(c) Exhibits.

Exhibit No.	Description
99.1	Press Release dated July 2, 2003 of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WCI STEEL, INC.
(registrant)

Date: July 2, 2003 /S/ JOHN P. JACUNSKI

John P. Jacunski
Vice President, Finance and Chief Financial Officer